Exhibit 99.1

ESGL Holdings Limited (NASDAQ: ESGL) Announces Strategic MOU with De Tomaso Automobili Holdings Limited and PT Buana Megawisatama to Explore a Carbon-Neutral Luxury Race Circuit in Bintan, Indonesia

FOR IMMEDIATE RELEASE

Singapore – 26th November 2025 — ESGL Holdings Limited (NASDAQ: ESGL) (“ESGL”), through its wholly owned subsidiary Environmental Solutions (Asia) Pte Ltd (“ESA”), today announced the signing of a non-binding Memorandum of Understanding (“MOU”) with De Tomaso Automobili Holdings Limited and PT Buana Megawisatama (“PBM”) to jointly explore the feasibility of developing a carbon-neutral luxury race circuit in Bintan, Indonesia.

The concept of the MOU seeks to integrate:

●	ESA’s circular and low-carbon technologies,
●	De Tomaso’s heritage luxury automotive design, and
●	PBM’s strategic land position and development expertise within Bintan Resorts,

potentially positioning Bintan as a future hub for sustainable mobility and high-end automotive experiences.

This MOU is strictly exploratory and non-binding, and no party is obligated to proceed unless formal, definitive agreements are executed.

A Strategic Collaboration at the Intersection of Sustainability, Luxury Automotive, and Regional Infrastructure Development

Under the MOU, the Parties intend to examine:

●	Sustainable construction materials and circular manufacturing technologies
●	Conceptual motorsport and experiential automotive design
●	Commercial, environmental, and regulatory feasibility
●	Land and infrastructure considerations within Bintan Resorts
●	High-level, non-binding partnership and development frameworks

This initiative supports ESGL’s mission to advance circular economy solutions across new sectors, including experiential mobility and low-carbon infrastructure.

Executive Commentary

Frans Gianto Gunara, Executive Director of PT Buana Megawisatama, said:

“Bintan has been a regional tourism and investment gateway for decades. We welcome the opportunity to evaluate this concept and understand its potential impact for the region.”

Lawrence Law, Executive Director of ESA, added:

“This collaboration allows us to explore how circularity and sustainability can be integrated into next-generation experiential mobility. We see an opportunity to evaluate how low-carbon technologies could enhance a new kind of automotive destination.”

Norman Choi, Chairman of De Tomaso Automobili Holdings Limited, commented:

“De Tomaso has always championed craftsmanship, emotion, and heritage. Exploring this concept alongside ESGL and PBM in Southeast Asia aligns meaningfully with our long-term vision.”

About ESGL Holdings Limited

ESGL Holdings Limited (NASDAQ: ESGL) is a Singapore-based circular economy innovator committed to reducing carbon emissions for industries across Asia. ESGL conducts all its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd. For more information, including the Company’s filings with the SEC, please visit https://esgl.asia.

ESGL and De Tomaso Automobili Holdings Limited are currently progressing through the steps of an announced business combination, which remains subject to customary closing conditions and approvals. There is no assurance that the transaction will be completed.

About De Tomaso Automobili Holdings Limited

De Tomaso Automobili Holdings Limited represents one of Italy’s most iconic luxury automotive marques, with a heritage dating back to 1959. Revived with an emphasis on craftsmanship, coachbuilding, and ultra-exclusive performance vehicles, De Tomaso continues to merge design, innovation, and tradition at the highest levels of automotive excellence.

De Tomaso Automobili Holdings Limited and ESGL are currently progressing through the steps of an announced business combination, which remains subject to customary closing conditions and approvals. There is no assurance that the transaction will be completed.

About PT Buana Megawisatama (PBM)

PT Buana Megawisatama (PBM) is the land owner of key parcels within Bintan Resorts and a strategic subsidiary of Singapore-listed Gallant Venture Ltd, the master planner and developer of Bintan and Batam. PBM plays a central role in the long-term development of the Bintan Resorts masterplan, with experience in resort land management, commercial and residential land sales, and integrated tourism development across the Lagoi Bay area. Leveraging its strong land-use authority and development expertise within the Gallant ecosystem, PBM is a credible and well-positioned partner for large-scale destination and infrastructure projects in Bintan.

About Gallant Venture Ltd

Gallant Venture Ltd is a Singapore-listed investment holding company backed by Indonesia based Salim Group. Gallant Venture develops and manages large-scale industrial, commercial, and tourism assets across the Riau Archipelago, including Batamindo Industrial Park, Bintan Industrial Estate, and Bintan Resorts through its subsidiaries.

Forward-Looking Statements

Certain statements in this press release may be considered to contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on ESGL management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in documents filed with the Securities and Exchange Commission (“SEC”) by ESGL and other documents that we may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Investor Relations Contact: ESGL Holdings Limited Investor Relations Department Email: ir@esgl.asia Phone: +65 6653 2299